MANAGEMENT’S DISCUSSION AND ANALYSIS

This discussion and analysis of financial condition and results of operations of Ballard Power Systems Inc. (“Ballard”, “the Company”, “we”, “us” or “our”) is prepared as at November 2, 2011 and should be read in conjunction with the unaudited consolidated condensed financial statements and accompanying notes for the three and nine months ended September 30, 2011 and with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2010.

The results reported herein are presented in U.S dollars unless otherwise stated and have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Additional information relating to the Company, including our Annual Information Form, are filed with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov) and are also available on our website at www.ballard.com.

BUSINESS OVERVIEW

At Ballard, we are building a clean energy growth company. We are recognized as a world leader in proton exchange membrane (“PEM”) fuel cell development and commercialization. Our principal business is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on motive power (material handling and buses) and stationary power (backup power and distributed generation) markets.

A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The hydrogen fuel can be obtained from natural gas, kerosene, methanol or other hydrocarbon fuels, or from water through electrolysis. Ballard fuel cell products feature high fuel efficiency, low operating temperature, low noise and vibration, compact size, quick response to changes in electrical demand, modular design and environmental cleanliness. At the heart of each Ballard PEM fuel cell product lies a stack of unit cells embedded with our proprietary esencia™ technology which draws on intellectual property from over 2,000 patents and patent applications together with unmatched years of "know-how" in key areas of fuel cell stack operation, system integration, and fuel processing.

We provide our customers with the positive economic and environmental benefits unique to fuel cell power. We plan to build value for our shareholders by developing, manufacturing, selling and servicing industry-leading fuel cell products to meet the needs of our customers in select target markets. We are focused on our core competencies of PEM fuel cell design, development, manufacture, sales and service.

Over the past five years, we have refined the Company’s business strategy to establish a sharp focus on what we believe to be key growth opportunities with near-term commercial prospects in our core fuel cell markets. To support this strategy, we have focused on bolstering our cash reserves to strengthen our capability to execute on our clean energy growth priorities.

In March 2010, we completed a sale and leaseback agreement whereby we sold our head office building in Burnaby, British Columbia in return for gross cash proceeds of $20.4 million and then leased this property back for an initial 15-year term plus two renewal options. In December 2009 and July 2010, we completed agreements with a financial institution to monetize our rights under a Share Purchase Agreement with Ford Motor Company (“Ford”) relating to our 19.9% equity investment in AFCC Automotive Fuel Cell Cooperation Corp. (“AFCC”) for an initial cash payment in 2009 of $37.0 million and a subsequent cash payment in 2010 of $5.0 million.

In March 2011, we completed a sub-lease agreement with Daimler AG (“Daimler”) for the rental of 21,000 square feet of surplus production space in our specialized fuel cell manufacturing facility located in Burnaby, British Columbia. This sub-lease will be effective from August 1, 2011 until July 31, 2019 and is expected to result in annual savings of approximately $1 million in real estate and related overhead costs.

In June 2011, we obtained a $7.0 million Canadian award agreement from Sustainable Development Technology Canada (“SDTC”) for the period from 2011 to 2013 to be used to extend the operating life and lower the product cost of FCgen™-1300, the fuel cell product that powers Ballard’s CLEARgen™ distributed generation system. This award is in addition to a $4.8 million Canadian award agreement from SDTC announced in 2010 for the period from 2010 to 2012 to be used to further develop fuel cell power module technology for the transit bus market. These awards are recorded primarily as a cost offset against our research and product development expenses as the expenses are incurred on these programs.

We are based in Canada, with head office, research and development, testing and manufacturing facilities in Burnaby, British Columbia. In addition, we have sales, research and development and manufacturing facilities in Lowell, Massachusetts and Hobro, Denmark.

We report our results in the following reporting units:

1. Fuel Cell Products (core segment): fuel cell products and services for motive power (material handling and bus markets) and stationary power (backup power and distributed generation markets) applications;

2. Contract Automotive (supporting segment): contract technical and manufacturing services provided primarily for Daimler, Ford and AFCC.

3. Material Products (supporting segment): carbon fiber products primarily for automotive transmissions and gas diffusion layers (“GDLs”) for fuel cells.

RESULTS OF OPERATIONS – Third Quarter of 2011

Revenue and gross margin

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
	2011	2010	$ Change	% Change
Fuel Cell Products	$11,786	$8,033	$3,753	47%
Contract Automotive	3,285	3,256	29	1%
Material Products	5,531	5,239	292	6%
Revenues	20,602	16,528	4,074	25%
Cost of goods sold	16,667	14,588	2,079	14%
Gross Margin	$3,935	$1,940	$1,995	103%
Gross Margin %	19%	12%	n/a	n/a

Our revenues for the third quarter of 2011 increased 25%, or $4.1 million, to $20.6 million, compared to $16.5 million for the third quarter of 2010. The 25% increase was driven by increases in our Fuel Cell Products segment of $3.8 million, increases in our Material Products segment of $0.3 million, and consistent Contract Automotive segment revenues.

In our core Fuel Cell Products segment, third quarter of 2011 revenues improved 47%, or $3.8 million, to $11.8 million compared to the third quarter of 2010, as sales increased in all of our key markets. Motive power revenues increased significantly due to higher material handling market revenues due to increased shipments to support Plug Power Inc.’s GenDrive™ systems, and higher fuel cell bus revenues as new shipments to Van Hool NV for the HyNor Oslo Buss Group and new shipments in support of Federal Transit Administration (FTA) projects under the National Fuel Cell Bus Program more than offset lower fuel cell bus shipments to Daimler. Stationary power revenues also increased as a result of increased shipments of hydrogen-based backup power units, increased shipments of Dantherm Power backup power systems, and work performed on the K2 Pure Solutions and Toyota distributed power CLEARgen™ fuel cell system projects.

The following table provides a summary of our third quarter fuel cell stack shipments):

	Three months ended September 30,
	2011	2010	% Change
Material handling	520	211	146%
Backup power	412	401	3%
Distributed generation	14	-	n/a
Other	59	71	(17%	)
Fuel Cell Stack Shipments	1,005	683	47%

In our supporting Contract Automotive and Material Products segments, third quarter of 2011 revenues increased 4%, or $0.3 million, to $8.8 million compared to the third quarter of 2010. Contract Automotive segment revenues were up marginally as lower shipments of FCvelocity 1100 fuel cell products for Daimler AG’s Hyway 2/3 programs were offset by increased engineering service revenues. Material Products segment revenues improved $0.3 million as increased shipments of carbon friction material products more than offset declines in fuel cell GDL products.

Gross margins increased to $3.9 million, or 19% of revenues, for the third quarter of 2011, compared to $1.9 million, or 12% of revenues, for the third quarter of 2010. The increase in gross margin is primarily as a result of increased shipments in all of our Fuel Cell Products markets including increased shipments of higher margin fuel cell bus modules, combined with our ongoing product cost reduction efforts across all of our platforms, and lower unabsorbed manufacturing overhead as a result of the higher overall volume. These gross margin improvements were partially offset by lower margins in our Material Products segment.

Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
	2011	2010	$ Change	% Change
Research and Product
Development	$5,263	$5,499	$(236)	(4%	)
General and Administration	2,373	3,192	(819)	(26%	)
Sales and Marketing	2,517	2,221	296	13%
Operating costs	10,153	10,912	(759)	(7%	)
Less: Stock-based compensation	(882)	(1,120)	238	21%
Cash Operating Costs	$9,271	$9,792	$(521)	(5%	)
Cash Operating Costs is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, restructuring charges and acquisition costs.

Cash Operating Costs (see Supplemental Non-GAAP Measures) for the third quarter of 2011 were $9.3 million, a decline of $0.5 million, or 5%, compared to the third quarter of 2010. The 5% reduction in the third quarter of 2011 was driven by lower general and administrative expense as a result of our continued cost optimization efforts across the company including the benefits of a leadership restructuring at Dantherm Power in the first quarter of 2011 and a 25% workforce reduction at Dantherm Power in the third quarter of 2010, combined with lower research and product development costs due to the aggressive pursuit of government funding for our research and product development efforts. These expense reductions in the third quarter of 2011 were partially offset by increased investment in sales and marketing capacity in support of commercial efforts, and by the negative effects (approximately $0.6 million) of a 6% stronger Canadian dollar relative to the U.S. dollar on our Canadian operating cost base.

Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
	2011	2010	$ Change	% Change
Adjusted EBITDA	$(4,992)	$(6,625)	$1,633	25%
Adjusted EBITDA is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, finance and other income, and acquisition costs.

Adjusted EBITDA (see Supplemental Non-GAAP Measures) for the third quarter of 2011 was ($5.0) million, an improvement of $1.6 million, or 25%, compared to the third quarter of 2010. The 25% improvement was driven by gross margin improvements of $2.0 million primarily as a result of the 25% increase in revenues, and by lower Cash Operating Costs of $0.5 million primarily as a result of our continued cost optimization efforts which more than offset the negative impacts (approximately $0.6 million) of a 6% stronger Canadian dollar relative to the U.S. dollar on our Canadian operating cost base. A 1% increase in the Canadian dollar, relative to the U.S. dollar, negatively impacts annual Cash Operating Costs and Adjusted EBITDA by approximately $0.4 million to $0.5 million. These improvements in Adjusted EBITDA in the third quarter of 2011 were partially offset by a restructuring charge of $0.4 million relating to a corporate leadership restructuring involving a reduction in the number of our corporate executives initiated in September 2011, and by a decline in the net loss attributable to Dantherm Power’s non-controlling interests of $0.5 million. As part of our focus on profitability, we have taken steps to reduce our cost base in 2011. In addition to the measures taken earlier in the year at Dantherm Power to streamline its organization with the reduction in the number of executive officers, a similar action was taken at corporate headquarters in September of 2011, with a reduction in the number of executive officers from six to five, resulting in a restructuring charge of $0.4 million in the third quarter of 2011.

Net loss attributable to Ballard

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
	2011	2010	$ Change	% Change
Net loss attributable to Ballard	$(7,816)	$(5,684)	$(2,132)	(38%	)

Net loss attributable to Ballard for the third quarter of 2011 was ($7.8) million, or ($0.09) per share, compared to net loss of ($5.7) million, or ($0.07) per share, in the third quarter of 2010. Net loss in 2010 includes the positive impact of a $4.8 million gain related to the monetization of the Share Purchase Agreement with Ford. Excluding the impact of this transactional gain, Normalized Net Loss (see Supplemental Non-GAAP Measures) in the third quarter of 2011 would have improved by $2.6 million, or 25%, compared to the third quarter of 2010.

Cash used by operating activities

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
	2011	2010	$ Change	% Change
Cash used by operating activities	$(9,463)	$(4,752)	$(4,711)	(99%	)

Cash used by operating activities in the third quarter of 2011 increased by $4.7 million to ($9.5) million, compared to ($4.8) million for the third quarter of 2010. The increase in cash used by operating activities of $4.7 million was driven by increased working capital requirements of $8.3 million which more than offset reductions in cash operating losses of $3.6 million. The high working capital requirement in the third quarter of 2011 of $4.1 million is primarily a result of the timing of revenues and the related customer collections as compared to the timing of inventory purchases and the related supplier payments.

RESULTS OF OPERATIONS – First three quarters of 2011

Revenue and gross margin

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
	2011	2010	$ Change	% Change
Fuel Cell Products	$27,498	$19,447	$8,051	41%
Contract Automotive	11,303	7,870	3,433	44%
Material Products	16,212	16,619	(407)	(2%	)
Revenues	55,013	43,936	11,077	25%
Cost of goods sold	45,270	38,900	6,370	16%
Gross Margin	$9,743	$5,036	$4,707	93%
Gross Margin %	18%	11%	n/a	n/a

Our revenues for the first three quarters of 2011 increased 25%, or $11.1 million, to $55.0 million, compared to $43.9 million for the first three quarters of 2010. The 25% increase was driven by increases in our Fuel Cell Products segment of $8.1 million and increases in our Contract Automotive segment of $3.4 million partially offset by slightly lower Material Products segment revenue of $0.4 million.

In our core Fuel Cell Products segment, first three quarters of 2011 revenues improved 41%, or $8.1 million, to $27.5 million compared to the first three quarters of 2010. The overall increase was driven by higher motive power revenues as increases in fuel cell bus revenues as a result of new shipments to Tuttotrasporti, Van Hool NV and FTA National Fuel Cell Bus Programs combined with increased shipments to Daimler, more than offset lower material handling market revenues as a result of lower shipments to support Plug Power Inc.’s GenDrive™ systems. Stationary power revenues also increased as a result of increased shipments of hydrogen-based backup power and distributed generation units, increased shipments of Dantherm Power backup power systems, and work performed on the K2 Pure Solutions and Toyota distributed power CLEARgen™ fuel cell system projects.

The following table provides a summary of our first three quarters fuel cell stack shipments:

	Nine months ended September 30,
	2011	2010	% Change
Material handling	623	755	(17%	)
Backup power	1,323	1,010	31%
Distributed generation	169	-	n/a
Other	208	130	60%
Fuel Cell Stack Shipments	2,323	1,895	23%

In our supporting Contract Automotive and Material Products segments, first three quarters of 2011 revenues increased 12%, or $3.0 million, to $27.5 million compared to the first three quarters of 2010. Improvements in our Contract Automotive segment of $3.4 million resulted from higher shipments of FCvelocity 1100 fuel cell products for Daimler AG’s Hyway 2/3 programs combined with increased engineering services revenue. Material Products segment revenues were down $0.4 million as increased shipments of fuel cell GDL products were offset by lower carbon friction material product revenues.

Gross margins increased to $9.7 million, or 18% of revenues, for the first three quarters of 2011, compared to $5.0 million, or 11% of revenues, for the first three quarters of 2010. The increase in gross margin is primarily as a result of increased shipments in all of our Fuel Cell Products markets (except material handling) including increased shipments of higher margin fuel cell bus modules, combined with our ongoing product cost reduction efforts across all of our platforms, lower unabsorbed manufacturing overhead as a result of the higher overall volume, and improved warranty performance on our material handling and backup power products. These gross margin improvements were partially offset by lower margins in our Material Products segment.

Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
	2011	2010	$ Change	% Change
Research and Product Development	$17,454	$19,413	$(1,959)	(10%	)
General and Administration	8,530	9,178	(648)	(7%	)
Sales and Marketing	7,595	6,297	1,298	21%
Operating costs	33,579	34,888	(1,309)	(4%	)
Less: Stock-based compensation	(2,903)	(2,465)	(438)	(18%	)
Cash Operating Costs	$30,676	$32,423	$(1,747)	(5%	)
Cash Operating Costs is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, restructuring charges and acquisition costs.

Cash Operating Costs (see Supplemental Non-GAAP Measures) for the first three quarters of 2011 were $30.7 million, a decline of $1.7 million, or 5%, compared to the first three quarters of 2010. The 5% reduction in the first three quarters of 2011 was primarily as a result of the aggressive pursuit of government funding for our research and product development efforts, the redirection of engineering resources to revenue bearing engineering service projects, and by lower operating costs in Dantherm Power as a result of our cost reduction efforts in the third quarter of 2010 which included a 25% workforce reduction. These expense reductions in the first three quarters of 2011 were partially offset by increased investment in sales and marketing capacity in support of commercial efforts, and by the negative effects (approximately $2.0 million) of a 6% stronger Canadian dollar relative to the U.S. dollar on our Canadian operating cost base.

Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
	2011	2010	$ Change	% Change
Adjusted EBITDA	$(18,530)	$(22,575)	$4,045	18%
Adjusted EBITDA is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, finance and other income, and acquisition costs.

Adjusted EBITDA (see Supplemental Non-GAAP Measures) for the first three quarters of 2011 was ($18.5) million, an improvement of $4.0 million, or 18%, compared to the first three quarters of 2010. The 18% reduction in Adjusted EBITDA loss in 2011 was driven by gross margin improvements of $4.7 million primarily as a result of the 25% increase in revenues, and by lower Cash Operating Costs of $1.7 million primarily as a result of our continued cost optimization efforts which more than offset the negative impacts (approximately $2.0 million) of a 6% stronger Canadian dollar relative to the U.S. dollar on our Canadian operating cost base. A 1% increase in the Canadian dollar, relative to the U.S. dollar, negatively impacts annual Cash Operating Costs and Adjusted EBITDA by approximately $0.4 million to $0.5 million. These improvements in Adjusted EBITDA were partially offset by restructuring charges of $1.3 million in 2011 relating to the corporate leadership restructuring initiated in September 2011 and the Dantherm Power leadership restructuring initiated in March 2011, and by a decline in the net loss attributable to Dantherm Power’s non-controlling interests of $1.2 million.

As part of our focus on profitability, we have taken steps to reduce our cost base in 2011. In addition to the measures taken earlier in the year at Dantherm Power to streamline its organization with the reduction in the number of executive officers, a similar action was taken at corporate headquarters in September of 2011, with a reduction in the number of executive officers from six to five. These actions have resulted in the above noted restructuring charge of $0.4 million in the third quarter of 2011 and $1.3 million for the year.

Net loss attributable to Ballard

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
	2011	2010	$ Change	% Change
Net loss attributable to Ballard	$(26,706)	$(22,909)	$(3,797)	(17%	)

Net loss attributable to Ballard for the first three quarters of 2011 was ($26.7) million, or ($0.32) per share, compared to net loss of ($22.9) million, or ($0.27) per share, in the first three quarters of 2010. Net loss in 2010 includes a $4.8 million transactional gain related to the monetization of the Share Purchase Agreement with Ford, as well as a gain on sale of assets of $3.3 million related to the land portion of the sale and leaseback of our head office building. Excluding the impact of these transactional gains of $8.1 million, Normalized Net Loss (see Supplemental Non-GAAP Measures) in 2011 would have improved by $4.3 million, or 14%, as compared to 2010.

Cash used by operating activities

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
	2011	2010	$ Change	% Change
Cash used by operating activities	$(37,097)	$(31,106)	$(5,991)	(19%	)

Cash used by operating activities in the first three quarters of 2011 increased by $6.0 million to ($37.1) million, compared to ($31.1) million for the first three quarters of 2010. The increase in cash used by operating activities of $6.0 million was driven by increased working capital requirements of $11.9 million which more than offset reductions in cash operating losses of $5.9 million. The high working capital requirement in the first three quarters of 2011 of $15.4 million was as expected and is primarily a result of the timing of inventory purchases and the related supplier payments due to the buildup of inventory to support expected higher product shipments in the fourth quarter of 2011 and into 2012 and to accommodate the work needed to optimize facilities space in view of the now completed Daimler sub-lease agreement. Working capital requirements in 2011 have also been negatively impacted by the timing of revenues and the related customer collections which are also expected to be skewed towards the last quarter of the year.

OPERATING EXPENSES AND OTHER ITEMS

Research and product development expenses

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
Research and product development	2011	2010	$ Change	% Change
Research and product development expense	$6,243	$6,339	$(96)	(2%	)
Less: depreciation and amortization expense	$(980)	$(840)	$(140)	(17%	)
Research and product development	$5,263	$5,499	$(236)	(4%	)

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
Research and product development	2011	2010	$ Change	% Change
Research and product development expense	$20,355	$21,862	$(1,507)	(7%	)
Less: depreciation and amortization expense	$(2,901)	$(2,449)	$(452)	(18%	)
Research and product development	$17,454	$19,413	$(1,959)	(10%	)

Research and product development expenses for the three months ended September 30, 2011 were $6.2 million, a decrease of $0.1 million, or 2%, compared to the corresponding period of 2010. Excluding depreciation and amortization expense of $1.0 million and $0.8 million, respectively, research and product development expense declined $0.2 million, or 4%, compared to 2010.

Research and product development expenses for the nine months ended September 30, 2011 were $20.4 million, a decrease of $1.5 million, or 7%, compared to the corresponding period of 2010. Excluding depreciation and amortization expense of $2.9 million and $2.4 million, respectively, research and product development expense declined $2.0 million, or 10%, compared to 2010.

The respective 4% and 10% reductions in 2011 were primarily as a result of the aggressive pursuit of government funding for our research and product development efforts, the redirection of engineering resources to revenue bearing engineering service projects, and by lower operating costs in Dantherm Power as a result of our cost reduction efforts in the third quarter of 2010 which included a 25% workforce reduction. Government research funding is reflected as a cost offset to research and product development expenses. These expense reductions and improved cost recoveries in 2011 were partially offset by the negative effects of a 6% stronger Canadian dollar relative to the U.S. dollar on our Canadian operating cost base.

General and administrative expenses

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
General and administrative	2011	2010	$ Change	% Change
General and administrative expense	$2,884	$3,568	$(684)	(19%	)
Less: Depreciation and amortization expense	$(86)	$(91)	$5	5%
Less: Restructuring expense	$(425)	$(285)	$(140)	(49%	)
General and administrative	$2,373	$3,192	$(819)	(26%	)

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
General and administrative	2011	2010	$ Change	% Change
General and administrative expense	$10,036	$9,751	$285	3%
Less: Depreciation and amortization expense	$(229)	$(288)	$59	20%
Less: Restructuring expense	$(1,277)	$(285)	$(992)	(348%	)
General and administrative	$8,530	$9,178	$(648)	(7%	)

General and administrative expenses for the three months ended September 30, 2011 were $2.9 million, a decrease of $0.7 million, or 19%, compared to the corresponding period of 2010. Excluding restructuring charges, general and administrative expense declined $0.8 million, or 26%, compared to 2010. The 26% reduction in the third quarter of 2011 was driven by the recovery of a previously provided allowance for doubtful accounts of $0.3 million combined with our continued cost optimization efforts across the company. These expense reductions and cost recoveries were partially offset by the negative effects of a 6% stronger Canadian dollar relative to the U.S. dollar on our Canadian operating cost base. The restructuring charge of $0.4 million for the third quarter of 2011 relates to a corporate leadership restructuring initiated in September 2011 whereas the restructuring charge of $0.3 million in the third quarter of 2010 relates to a 25% workforce reduction initiated at Dantherm Power in August 2010.

General and administrative expenses for the nine months ended September 30, 2011 were $10.0 million, an increase of $0.3 million, or 3%, compared to the corresponding period of 2010. Excluding restructuring charges, general and administrative expense declined $0.7 million, or 7%, compared to 2010. The 7% expense reduction in 2011 was driven by the continued cost optimization efforts across the company, partially offset by the negative effects of a 6% stronger Canadian dollar relative to the U.S. dollar on our Canadian operating cost base. The restructuring charge of $1.3 million in 2011 relates to the above noted corporate leadership restructuring initiated in September 2011 and the Dantherm Power leadership restructuring initiated in March 2011, whereas the restructuring charge of $0.3 million in 2010 relates to the above noted 25% workforce reduction initiated at Dantherm Power in August 2010.

Sales and marketing expenses

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
Sales and marketing	2011	2010	$ Change	% Change
Sales and marketing expense	$2,518	$2,228	$290	13%
Less: acquisition costs and depreciation and	$(1)	$(7)	$6	86%
amortization expense
Sales and marketing	$2,517	$2,221	$296	13%

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
Sales and marketing	2011	2010	$ Change	% Change
Sales and marketing expense	$7,596	$6,379	$1,217	19%
Less: acquisition costs and depreciation and	$(1)	$(82)	$81	99%
amortization expense
Sales and marketing	$7,595	$6,297	$1,298	21%

Sales and marketing expenses for the three months ended September 30, 2011 were $2.5 million, an increase of $0.3 million, or 13% compared to the corresponding period of 2010. Sales and marketing expenses for the nine months ended September 30, 2011 were $7.6 million, an increase of $1.3 million, or 21% compared to the corresponding period of 2010.

The increased expense in 2011 was primarily as a result of increased investment in sales and marketing capacity in support of commercial efforts, combined with the negative effects of a 6% stronger Canadian dollar relative to the U.S. dollar on our Canadian operating cost base.

Finance and other income (loss) for the three months ended September 30, 2011 were ($0.6) million, a decrease of $0.4 million, or 42% compared to the corresponding period of 2010. Finance and other income (loss) for the nine months ended September 30, 2011 were ($0.5) million, a decrease of $0.6 million, or 56% compared to the corresponding period of 2010. The following table provides a breakdown of our finance and other income (loss) for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
	2011	2010	$ Change	% Change
Investment return (loss) less interest	$(825)	$(125)	$(700)	(560%	)
cost on employee future benefit plans
Investment income	65	67	(2)	(3%	)
Foreign exchange gain (loss)	192	(924)	1,116	120%
Other income	-	-	-	-
Finance and other income (loss)	$(568)	$(982)	$414	42%

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
	2011	2010	$ Change	% Change
Investment return (loss) less interest	$(575)	$(375)	$(200)	(53%	)
cost on employee future benefit plans
Investment income	226	168	58	35%
Foreign exchange gain (loss)	(109)	(1,011)	902	89%
Other income	-	178	(178)	(100%	)
Finance and other income (loss)	$(458)	$(1,040)	$582	56%

Investment return (loss) less interest cost on employee future benefit plans for the three and nine months ended September 30, 2011 were ($0.8) million and ($0.6) million, respectively, an increase of ($0.7) million and ($0.2) million, respectively, compared to the corresponding periods of 2010, and relates primarily to a curtailed defined benefit pension plan for our current and former United States employees. The increased loss in 2011, as compared to 2010, was primarily the result of negative market returns of ($0.7) million recognized in the third quarter of 2011 as the fair value of our plan assets declined as a result the overall worldwide decline in equity markets. As a result of the curtailment of this pension plan in 2009, there will be no further current service cost related to this defined benefit pension plan. We account for future employee benefits using the fair value method of accounting. As a result, employee future benefit plan assets and accrued benefit obligations are recorded at their fair values on each balance sheet date with the actual return on plan assets and any net actuarial gains or losses recognized immediately in the statement of operations. The fair values are determined directly by reference to quoted market prices.

Investment income ranged between $0.1 million and $0.2 million for the three and nine months ended September 30, 2011 and 2010. We measure our cash, cash equivalents and short-term investments at fair value with changes in fair value recognized in income. The fair values are determined directly by reference to quoted market prices.

Foreign exchange gains and losses are attributable to the effect of the changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary position. The foreign exchange gain in the third quarter of 2011 of $0.2 million resulted primarily from the impact of a weakening Canadian dollar on our Canadian dollar-denominated net liability position. At September 30, 2011, our Canadian dollar-denominated liabilities (capital lease obligations, warranty obligations and accounts payable and accrued liabilities) slightly exceeded our Canadian dollar-denominated assets (cash and short-term investments) as during the third quarter we increased our Canadian dollar denominated cash reserves to better balance our overall balance sheet exposure to currency fluctuations. Compared to the U.S. dollar, the Canadian dollar weakened to 1.05 at September 30, 2011 as compared to 0.96 at June 30, 2011 and 0.99 at December 31, 2010. The foreign exchange loss in the third quarter of 2010 of ($0.9) million and for the first three quarters of 2010 of ($1.0) million resulted primarily from the impact of a strengthening Canadian dollar on our Canadian dollar-denominated net liability position at that time.

Finance (or interest) expense for the three and nine months ended September 30, 2011 was $0.3 million and $0.9 million, respectively, compared to $0.3 million and $0.6 million, respectively, for the corresponding periods of 2010. Finance expense relates primarily to the sale and leaseback of our head office building in Burnaby, British Columbia which was completed on March 9, 2010. Due to the long term nature of the lease, the leaseback of the building qualifies as a finance (or capital) lease.

Gain on sale of property, plant and equipment for the three and nine months ended September 30, 2011 was $0.3 million and $0.8 million, respectively, and relates primarily to a gain on sale of property, plant and equipment to Daimler in conjunction with the sub-lease of 21,000 square feet of surplus production space in Burnaby, B.C, effective in August 2011.

Gain on sale of assets for the three months ended September 30, 2010 of $4.8 million resulted from the extinguishment of the contingent payment related to the 2009 monetization of our rights under the Share Purchase Agreement with Ford relating to our 19.9% equity investment in AFCC. This Share Purchase Agreement was fully monetized for $42 million comprising an initial cash payment of $37 million in 2009 and the subsequent contingent cash payment of $5.0 million in 2010.

Gain on sale of assets for the nine months ended September 30, 2010 was $8.1 million, and consists of the above noted gain of $4.8 million related to the monetization of the Share Purchase Agreement with Ford, and a gain of $3.3 million on the land component of the sale and leaseback of our head office building in Burnaby, B.C. in March, 2010. Under former Canadian GAAP, sale and leaseback gains are deferred and amortized over the term of the lease when the leaseback is classified as an operating lease. Under IFRS, such gains are recognized upfront if the sale and leaseback transaction results in an operating lease, and is undertaken at fair value. As the land component of our March 2010 sale and leaseback of our head office building was determined to be an operating lease and therefore met this IFRS criteria for upfront gain recognition, the unamortized portion of the deferred gain of $3.3 million attributed to the land leaseback has been recognized in 2010 net income on application of IFRS, and the related deferred gain of $3.3 million previously recorded under Canadian GAAP has been derecognized in the presented 2010 comparative financial information. The $6.2 million remaining balance of the $9.5 million deferred gain initially recorded under former Canadian GAAP on the closing of this transaction in 2010 relates solely to the building component of the sale and leaseback transaction. This $6.2 million building component did not meet the above operating lease criteria as it was determined to be a capital (or Finance) lease under IFRS and therefore remains recorded as a deferred gain ($5.6 million deferred gain as of September 30, 2011) which is being recognized to income under IFRS on a straight-line basis over the term of the 15-year lease.

Net loss attributed to non-controlling interests for the three and nine months ended September 30, 2011 was $0.5 million and $2.4 million, respectively, compared to $1.0 million and $3.6 million, respectively, for the corresponding periods of 2010. Amounts represent the non-controlling interest of Dantherm A/S and Danfoss A/S in the losses of Dantherm Power as a result of their 48% total equity interest. The improved performance in 2011 at Dantherm Power is primarily a result of lower operating costs in 2011 as a result of our continued cost reduction efforts which included a leadership restructuring in the first quarter of 2011 and a 25% workforce reduction initiated in the third quarter of 2010. These benefits were partially offset by a restructuring charge recorded in the first quarter of 2011 related to the above noted Dantherm Power leadership restructuring as we continue to further integrate and streamline our development efforts.

SUMMARY OF QUARTERLY RESULTS

The following table provides summary financial data for our last eight quarters:

(Expressed in thousands of U.S. dollars, except per share amounts)	Quarter ended,
	Sep 30,	Jun 30,	Mar 31,	Dec 31,
	2011	2011	2011	2010
Revenues	$20,602	$19,112	$15,299	$21,083
Net income (loss) attributable to Ballard	$(7,816)	$(8,648)	$(10,211)	$(8,512)
Net income (loss) per share attributable to	$(0.09)	$(0.10)	$(0.12)	$(0.10)
Ballard, basic and diluted
Weighted average common shares outstanding (000’s)	84,548	84,456	84,205	84,140

	Sep 30,	June 30,	Mar 31,	Dec 31,
	2010	2010	2010	2009 (1)
Revenues	$16,528	$15,526	$11,882	$16,516
Net income (loss) attributable to Ballard	$(5,585)	$(10,660)	$(6,564)	$25,634
Net income (loss) per share attributable to	$(0.07)	$(0.13)	$(0.08)	$0.31
Ballard, basic and diluted
Weighted average common shares outstanding (000’s)	84,128	84,127	84,012	83,974
Information for 2009 is presented in accordance with Canadian GAAP and was not required to be restated to IFRS.

Summary of Quarterly Results: There were no significant seasonal variations in our quarterly results. Variations in our net income (loss) for the above periods were affected primarily by the following factors:
  Revenues: Variations in fuel cell product and service revenues reflect the timing of our customers’ fuel cell vehicle, bus and fuel cell product deployments. Variations in fuel cell product and service revenues also reflect the timing of work performed and the achievements of milestones under long-term fixed price contracts. Product and service revenues also include the consolidated results of Dantherm Power as of the date of acquisition of January 18, 2010.

  Operating expenditures: Operating expenses declined in 2010 and 2011 as compared to the fourth quarter of 2009 as a result of a 20% workforce reduction initiated in August 2009. Operating expenses were also impacted by a restructuring charge $0.4 million in the third quarter of 2011 as a result of a corporate leadership restructuring, a restructuring charge of $0.9 million in the first quarter of 2011 as a result of a leadership restructuring in Dantherm Power, and by a restructuring charge of $0.3 million in the third quarter of 2010 as a result of a 25% workforce reduction at Dantherm Power. Operating expenses also include the impact of changes in the value of the Canadian dollar, versus the U.S. dollar, on our Canadian dollar denominated expenditures. Operating expenses also include the consolidated results of Dantherm Power as of the date of acquisition of January 18, 2010.

  Depreciation and amortization: Depreciation and amortization expense (primarily included in research and product development expense) has been impacted in the four quarters of 2010 and the first quarter of 2011 as a result of the acquisition of intangible assets in Dantherm Power, and the subsequent amortization over a 5-year period. Depreciation and amortization expense increased in the fourth quarter of 2010 due an acceleration of depreciation expense of $2.3 million for equipment that was considered no longer in use or impaired. Depreciation and amortization expense increased in the fourth quarter of 2009 due an acceleration of amortization expense of $2.5 million for patents that were no longer in use.

  Finance and other income: Finance and other income varies in each quarter due to fluctuations in the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated cash and short-term investments. Finance and other income in the fourth quarter of 2009 was positively impacted by a $1.1 curtailment gain resulting from a freeze in future benefits of a defined benefit pension plan for our current and former employees in the United States.

  Gain on sale of assets: The net loss for the first quarter of 2010 was positively impacted by a gain on the sale of the land component of the sale and leaseback of our head office building of $3.3 million. The net loss for the third quarter of 2010 and the net income for the fourth quarter of 2009 were positively impacted by gains on the monetization of the Share Purchase Agreement with Ford of $4.8 million and $34.3 million, respectively.
CASH FLOWS

Cash, cash equivalents and short-term investments were $45.2 million (or $37.9 million net of Operating Facility draws of $7.3 million) as at September 30, 2011, compared to $74.4 million at the end of 2010. The decrease of $29.2 million in 2011 was driven by a net loss (excluding non-cash items) of $21.7 million, working capital requirements of $15.4 million and capital expenditures (net of proceeds on sale and leaseback of capital equipment) of $1.9 million. These outflows were partially offset by cash proceeds of $1.7 million from the sale of property, plant and equipment to Daimler in advance of the sub-lease of 21,000 square feet of surplus production space in Burnaby, B.C., by convertible debt financing of $1.7 million to Dantherm Power by the non-controlling partners, and by the above noted net cash advances on our Operating Facility of $7.3 million.

For the three months ended September 30, 2011, working capital requirements resulted in cash outflows of $4.1 million compared to cash inflows of $4.2 million for the corresponding period of 2010. In the third quarter of 2011, net cash outflows of $4.1 million were driven by higher accounts receivable of $3.4 million due primarily to the timing of collections of our fuel cell product and service revenues, lower deferred revenue and cost recovery of $2.0 million as we incurred the research and product development expenditures related to government funding awards received in the prior quarter, and by lower accounts payable of $0.8 million. These working capital outflows in the third quarter of 2011 were partially offset by cash inflows as a result of lower inventory of $2.4 million as we consumed previously built-up inventory in order to fulfill the higher product shipments in the third quarter. Working capital inflows in the third quarter of 2010 of $4.2 million were driven by higher accounts payable and accrued liabilities of $3.0 million due primarily to higher 2010 annual employee bonuses as compared to 2009 combined with higher payables to suppliers as a result of our increased inventory levels, and by lower accounts receivable of $1.7 million due to the timing of collections of our product and service revenues. These working capital inflows in the third quarter of 2010 were partially offset by cash outflows as a result of increased inventory of $0.9 million due to the buildup of inventory to support expected future fuel cell shipments.

For the nine months ended September 30, 2011, working capital requirements resulted in cash outflows of $15.4 million, compared to outflows of $3.5 million for the first three quarters of 2010. In 2011, net cash outflows of $15.4 million were driven by higher accounts receivable of $7.6 million due primarily to the timing of collections of our fuel cell product and service revenues, higher inventory of $3.2 million due primarily to the buildup of inventory to support expected higher product shipments in the fourth quarter of 2011 and into 2012, and by lower accounts payable and accrued liabilities of $2.6 million due primarily to the timing of supplier payments. Working capital outflows in the first three quarters of 2010 of $3.5 million were driven by higher inventory of $6.3 million due primarily to the buildup of inventory to support expected fuel cell shipments in the fourth quarter of 2010 and into 2011, combined with the draw down of deferred revenue of $1.1 million due primarily to amounts earned under the FirstEnergy distributed power generator program. These first three quarters of 2010 working capital outflows were partially offset by cash inflows from higher accrued warranty liabilities of $1.2 million due to increased product shipments, and by higher accounts payable and accrued liabilities of $2.0 million due primarily to higher 2010 annual employee bonuses as compared to 2009 combined with higher payables to suppliers as a result of our increased inventory levels.

Investing activities resulted in cash outflows of ($0.2) million and cash inflows of $11.7 million, respectively, for the three and nine months ended September 30, 2011, compared to cash outflows of ($6.4) million and cash inflows of $28.6 million, respectively, for the corresponding periods in 2010. Changes in short-term investments resulted in cash inflows of $1.0 million and $12.2 million, respectively, for the three and nine month periods ended September 30, 2011, compared to cash outflows of ($9.7) million and cash inflows of $7.0 million, respectively, for the corresponding periods of 2010. Balances changed between cash equivalents and short-term investments as we make investment decisions with regards to the term of investments and our future cash requirements.

Other Investing activities in the first three quarters of 2011 also include proceeds of $1.6 million received from Daimler on the closing of the facilities sub-lease agreement and capital expenditures (net of proceeds on sale and leaseback of capital equipment) of $1.9 million, primarily for manufacturing equipment in order to build production capacity. Other investing activities in 2010 include net proceeds received on the closing of the head office building sale and leaseback transaction of $20.0 million, net proceeds of $4.8 million on the extinguishment of the contingent payment related to the 2009 monetization of the Share Purchase Agreement with Ford less the payment of accrued costs of $1.4 million related to the initial monetization which closed in December 2009, and net cash received of $1.3 million on the acquisition of Dantherm Power, partially offset by capital expenditures of $3.0 million.

Financing activities resulted in cash inflows of $4.2 million and $8.2 million, respectively, for the three and nine months ended September 30, 2011, compared to cash inflows of $0.7 million and $0.2 million, respectively, for the corresponding periods of 2010. Financing activities in 2011 primarily represent net cash advances on our Operating Facility of $4.0 million in the third quarter and $7.3 million for the year, which is used to assist with the financing of working capital requirements. Financing activities in 2011 also include proceeds on convertible debenture financing from the Dantherm Power non-controlling interests to Dantherm Power of $0.6 million in the third quarter and $1.7 million for the year. These financing inflows in 2011 were partially offset by finance lease payments of $0.6 million and treasury stock purchases of $0.2 million under our market purchase restricted share unit plan. Financing activities in 2010 primarily represent the minority partner cash contribution to Dantherm Power for the second tranche investment of 5.0 million Danish Kroner, or $0.9 million in August 2010, less capital lease payments of $0.3 million and treasury stock purchases of $0.4 million.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2011, we had cash, cash equivalents and short-term investments totaling $45.2 million (or $37.9 million net of Operating Facility draws of $7.3 million) supplemented by a $10 million Canadian demand revolving facility (“Operating Facility”) which is used to assist in financing short term working capital requirements. We also have a $4.5 million Canadian capital leasing facility (“Leasing Facility”) which is used to finance the acquisition and / or lease of operating equipment. Both the Operating Facility and the Leasing Facility are secured by a hypothecation of our cash, cash equivalents and short-term investments. At September 30, 2011, $7.3 million was outstanding on the Operating Facility and $3.2 million was outstanding on the Leasing Facility.

We will use our funds to meet net funding requirements for the development and commercialization of products in our target markets. This includes research and product development for fuel cells and material products, the purchase of equipment for our manufacturing and testing facilities, the further development of business systems and low-cost manufacturing processes and the further development of our sales and marketing, product distribution and service capabilities.

At this stage of our development, we may record net losses for at least the next few years as we continue to make significant investments in research and product and market development activities necessary to commercialize our products. Our actual funding requirements will vary based on the factors noted above, our relationships with our lead customers and strategic partners, our success in developing new channels to market and relationships with customers, our success in generating revenue growth from near-term product opportunities, our working capital requirements, foreign exchange fluctuations, and the progress and results of our research, development and demonstration programs.

Our financial strategy is to manage our cash resources with strong fiscal discipline, focus on markets with high product and service revenue growth potential, license technology in cases where it is advantageous to us, and access available government funding for research and development projects. Our current financing principle is to maintain cash balances sufficient to fund at least six quarters of operating cash consumption at all times.

2011 OUTLOOK

While we are not updating our original guidance for revenue growth in excess of 30% of our 2010 revenues of $65.0 million, we note that while we continue to expect significant revenue growth in 2011, previously identified risk factors to this original guidance have heightened primarily related to the uncertainty of the timing of expected bus orders and shipments to Brazil. In particular, delays in the finalization of a three bus module order with EMTU Brazil and delays in the timing of expected completion of negotiations with Sao Paulo Transit Agency in Brazil for a 10 to 30 fuel cell bus RFP has increased the uncertainty with respect to the timing of module shipments initially planned in 2011 that may now slip into 2012 (risk of approximately 11 bus modules or approximately $5.0 million).

While we are not updating our original guidance for an improvement in Adjusted EBITDA (see Supplemental Non-GAAP Measures) in excess of 40% of our 2010 Adjusted EBITDA of ($26.0) million, we note that while we continue to expect significant improvement in Adjusted EBITDA in 2011, there is heightened risk to this original Adjusted EBITDA guidance as a result of (i) the above noted uncertainty around the timing of expected bus shipments to Brazil; (ii) uncertainties around foreign exchange for the remainder of the year which could add to the approximate $2.0 million year to date negative pressure of a stronger Canadian dollar relative to the U.S. dollar on our Canadian operating cost base; and (iii) uncertainty over our capability to offset in the year the negative pressure as a result of restructuring charges of $1.3 million in the first three quarters of 2011.

As expected, cash used by operating activities in the first three quarters of 2011 of ($37.1) million has been negatively impacted by increased working capital requirements of ($15.4) million due primarily to the timing of revenues and the related customer collections and the buildup of inventory to support expected higher product shipments in the fourth quarter of 2011 and into 2012. While the heightened risks related to our revenue and Adjusted EBITDA performance expectations for the year and the resulting impacts on gross margin and working capital have added pressure to cash used by operating activities, we continue to expect improved and positive cash flow from operating activities in the fourth quarter of 2011.

Finally, we will continue our focus on maintaining a strong liquidity position. We ended the first three quarters of 2011 with cash, cash equivalents and short-term investments of $45.2 million (or $37.9 million net of Operating Facility draws of $7.3 million). We believe that with continued focus on improving gross margin performance, managing our Cash Operating Costs and our working capital requirements, we have sufficient liquidity to reach profitability without the need for additional public market financing. However, circumstances could change which would make it advantageous for us to access additional capital.

OFF-BALANCE SHEET ARRANGEMENTS & CONTRACTUAL OBLIGATIONS

Periodically, we use foreign exchange contracts to manage our exposure to currency rate fluctuations and platinum forward purchase contracts to manage our exposure to platinum price fluctuations. We record these contracts at their fair value as either assets or liabilities on our balance sheet. Any changes in fair value are recorded in our statement of operations. At September 30, 2011, we had outstanding foreign exchange currency contracts to purchase a total of Canadian $7.0 million at an average rate of $1.01 Canadian per $1.00 United States, resulting in an unrealized loss of $0.2 million. In addition, we had outstanding platinum forward purchase contracts to purchase $2.6 million of platinum at an average rate of $1,650 per troy ounce, resulting in an unrealized loss of $0.2 million at September 30, 2011.

At September 30, 2011 we had the following contractual obligations and commercial commitments:

(Expressed in thousands of U.S. dollars)	Payments due by period,
Contractual Obligations	Total	Less than	1-3 years	3-5 years	After 5
		one year			years
Operating leases	$23,467	$2,392	$4,784	$5,219	$11,072
Capital leases	21,681	1,826	3,652	3,972	12,231
Asset retirement obligations	3,777	-	-	-	3,777
Total contractual obligations	$48,925	$4,218	$8,436	$9,191	$27,080

In addition to the contractual purchase obligations above, we have commitments to purchase $0.7 million of capital assets as at September 30, 2011. Capital expenditures pertain to our regular operations and are expected to be funded through cash on hand.

As at September 30, 2011, there were no other significant changes in our contractual obligations and commercial commitments from those reported in our Management’s Discussion and Analysis for the year ended December 31, 2010.

RELATED PARTY TRANSACTIONS

Related parties include shareholders with a significant ownership interest in us, together with their subsidiaries and affiliates, our key management personnel, and our minority interest partners in Dantherm Power. Revenues and costs recognized from such transactions reflect the prices and terms of sale and purchase transactions with related parties, which are in accordance with normal trade practices at fair value. Related party transactions and balances are as follows:

(Expressed in thousands of U.S. dollars)	Three months ended		Nine months ended
	September 30,		September 30,
Transactions with related parties	2011	2010	2011	2010
Revenues	$-	$3	$-	$55
Purchases	$111	$265	$456	$1,031

(Expressed in thousands of U.S. dollars)			As at September 30,
Balances with related parties			2011	2010
Accounts payable and accrued liabilities			$241	$267
Convertible debenture payable			$1,823	$-

OUTSTANDING SHARE DATA

As at November 2, 2011
Common share outstanding				84,547,709
Options outstanding				7,601,086

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Effective January 1, 2011 Canadian publicly listed entities are required to prepare their financial statements in accordance with IFRS. Due to the requirement to present comparative financial information in accordance with IFRS, the effective transition date is January 1, 2010. The three and nine months ended September 30, 2011 are our first reporting periods under IFRS.

Our IFRS conversion team identified four phases to our conversion: raise awareness; assessment; design; and implementation. We are have completed these four phases and are now into a post-implementation phase. Post-implementation will continue in future periods, as outlined below.

Our consolidated financial statements for the year ended December 31, 2011 will be our first annual financial statements that comply with IFRS. As 2011 will be our first year of reporting under IFRS, IFRS 1 First-time Adoption of IFRS is applicable. In accordance with IFRS 1, we have applied IFRS retrospectively as of January 1, 2010, for comparative purposes as if IFRS had always been in effect, subject to certain mandatory exceptions and optional exemptions applicable to us, discussed below.

Senior management and the Audit Committee have approved the Company’s IFRS accounting policies which are presented in our unaudited consolidated condensed financial statements for the three months ended March 31, 2011. However, as IFRS standards are evolving and the International Accounting Standards Board (“IASB”) has several projects underway and may issue new accounting standards throughout 2011 the final impact of IFRS on our consolidated financial statements will only be measured once all the IFRS applicable at the conversion date are known which could also affect the differences currently identified between Canadian GAAP and IFRS.

TRANSITIONAL ELECTIONS (under IFRS 1 First Time Adoption)

The following summary provides details of the opening statement of financial position transitional provisions which were adopted effective January 1, 2010.
  Share Based Payments: IFRS 2, Share Based Payment: As allowed, we did not restate share-based payment balances in relation to fully vested awards of share-based payments prior to January 1, 2010.

  Property, plan and equipment (“PP&E”): No transitional elections were taken. The Company will retain assets at historical cost upon transition rather than taking the allowed election to recognize assets at fair value.

  Business Combinations: The Company did not retrospectively restate any business combinations; IFRS 3 has been applied prospectively to acquisitions after January 1, 2010.

  Cumulative Translation Adjustments: All cumulative translation adjustments and associated gains and losses have been “reset” to zero as at the date of transition, with all historic amounts transferred from accumulated other comprehensive loss to retained earnings.
IFRS OPENING STATEMENT OF FINANCIAL POSITION

Note 3 to the consolidated condensed interim financial statements for the three months ended March 31, 2011 summarize the quantitative impact on the consolidated statement of financial position of our transition to IFRS at January 1, 2010. These differences have been identified with reference to IFRS effective at the date of this MD&A. In the event that new or amended accounting standards or interpretations become effective prior to the inclusion of the Company’s financial statement of position in its first annual audited IFRS financial statements (December 2011 year end), the differences currently identified between historic Canadian GAAP and IFRS may change.

ADDITIONAL IMPACTS EXPECTED ON OUR IFRS 2010 FINANCIAL STATEMENTS

In addition to the above noted impacts on our consolidated statement of financial position at January 1, 2010, the following impacts have impacted our 2010 consolidated financial statements as a result of our conversion to IFRS:
  Accelerated recognition of sale and leaseback gains: Under former Canadian GAAP, sale and leaseback gains were deferred and amortized over the term of the lease when the leaseback was classified as an operating lease. Under IFRS, such gains may be recognized upfront if the sale and leaseback transaction results in an operating lease, and is undertaken at fair value. As the land component of our March 2010 sale and leaseback of our head office building met this criteria, the unamortized portion of the deferred gain under former Canadian GAAP of $3.3 million attributed to the land leaseback has been fully recognized in our net income for the three and nine months ended September 30, 2010 under IFRS.

  Foreign Currency Translation of Subsidiary (Dantherm Power): Under IFRS, the functional currency of the subsidiary determines the translation methodology. As Dantherm Power’s functional currency has been assessed as the Danish Kroner under IFRS, Dantherm Power is consolidated under IFRS using the current rate method. Under former Canadian GAAP, Dantherm Power was translated using the temporal method.

IFRS ACCOUNTING POLICY IMPACTS

In addition to the transitional and other impacts described above, there are several accounting policy impacts which will impact the Company on a go-forward basis. This is not an exhaustive list, but it provides an indication of the main accounting policy choices which will apply to the Company under IFRS effective January 1, 2011 with comparatives presented for 2010:
  Share-based payments: All share-based payments will be valued at fair value under IFRS using an option pricing model. The Company has selected the Black Scholes option pricing model. This is consistent with the Company’s current accounting policy. However, under IFRS, the valuation of stock options and restricted share unit (“RSU”) awards requires individual “tranche based” valuations for those option and RSU plans with graded vesting, while former Canadian GAAP allows a single valuation for all tranches. Therefore, under IFRS each installment of option and RSU award will be treated as a separate option or RSU grant, and the fair value of each installment will be amortized over each installment’s vesting period instead of recognizing the entire award on a straight-line basis over the term of the grant. The impact of this change on the income statement has not been significant.

  Property, Plant and Equipment (“PP&E”): Under IFRS, PP&E may be accounted for using either a cost or revaluation model. We have elected to use the cost model under IFRS for all classes of property, plant and equipment. As this is consistent with our historic accounting policy under former Canadian GAAP, this election has not impacted our PP&E balances.

  Impairment of Assets: If there is an indication that an asset may be impaired, an impairment test must be performed. Under former Canadian GAAP, this is a two-step impairment test in which (i) undiscounted future cash flows are compared to the carrying value; and (ii) if those undiscounted cash flows are less than the carrying value, the asset is written down to fair value. Under IFRS, an entity is required to assess, at the end of each reporting period, whether there is any indication that an asset may be impaired. If such a condition exists, the entity shall estimate the recoverable amount of the asset by performing a one-step impairment test, which requires a comparison of the carrying value of the asset to the higher of (i) value in use; and (ii) fair value less costs to sell. Value in use is defined as the present value of future cash flows expected to be derived from the asset in its current state. In addition, IFRS requires PP&E, goodwill and intangibles to be assessed for impairment at the cash-generating unit (“CGU”) level, rather than the reporting unit level considered by former Canadian GAAP.
As a result of this difference, in principle, impairment write downs may be more likely under IFRS than are currently identified and recorded under Canadian GAAP. The extent of any new write downs, however, may be partially offset by the requirement under IAS 36 Impairment of Assets, to reverse any previous impairment losses where circumstances have changed such that the impairments have been reduced. Canadian GAAP prohibits reversal of impairment losses. We have concluded that the adoption of these standards has not resulted in a change to the carrying value of our PP&E, Goodwill and Intangible Assets on transition to IFRS being January 1, 2010.

  Business Combinations: Under IFRS, we account for all business combinations from January 1, 2010 onwards in accordance with IFRS 3 Business Combinations. Given that we adopted former Canadian CICA Handbook Section 1582 as of January 1, 2010 which is substantially converged with IFRS 3, we do not have any GAAP difference relating to the acquisition of Dantherm Power.

  Provisions: Under former Canadian GAAP, a provision is required to be recorded in the financial statements when required payment is considered “likely’ and can be reasonably estimated. The threshold for recognition of provisions under IFRS is lower than that under Canadian GAAP as provisions must be recognized if required payment is “probable”. Therefore, in principle, it is possible that there may be come provisions which would meet the recognition criteria under IFRS that were not recognized under Canadian GAAP. Other differences between IFRS and Canadian GAAP exist in relation to the measurement of provisions, such as the methodology for determining the best estimate where there is a range of equally possible outcomes (IFRS uses the mid-point of the range, whereas Canadian GAAP use the low end of the range), and the requirement under IFRS for provisions to be discounted where material. We have reviewed our positions and have concluded that there is no adjustment to our financial statements on transition to IFRS arising from the application of IFRS provisions recognition and measurement guidance.

  Functional Presentation: Under IFRS, operating expenses must be presented on either a functional or nature of expenditure basis. Under former Canadian GAAP, operating expenses could be presented using a mix of both function and nature of expenditure basis. We have elected to use the functional classification basis for the presentation of its operating expenses. As a result, depreciation and amortization expense, restructuring expense, and acquisition costs, which were individually presented in the Statement of Operations under former Canadian GAAP, have been reallocated to research and product development, sales and marketing, and general and administrative expense under IFRS.
We continue to monitor standards to be issued by the IASB as the IASB work plan anticipates the completion of several projects during 2011 that will be effective for the 2013 fiscal year. Their projects on employee benefits, leases, revenue, financial instruments, and provisions are especially relevant to the Company.

IFRS OTHER IMPACTS

In addition to the above noted impacts to our financial statements and accounting policies, we have also reviewed the impact of our conversion to IFRS on our information technology and data systems, internal controls over financial reporting, business processes, contractual arrangements and compensation arrangements and have made the appropriate adjustments to transition from former Canadian GAAP to IFRS.

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGMENT APPLIED

Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards, which require us to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses of the reporting period, as well as disclosures made in the accompanying notes to the financial statements. The estimates and associated assumptions are based on past experience and other factors that are considered relevant. Actual results could differ from these estimates. The following are our most critical accounting estimates, which are those that require management’s most challenging, subjective and complex judgments, requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. The application of these and other accounting policies are described more fully in note 3 to the March 31, 2011 interim consolidated financial statements.

REVENUE RECOGNITION

Revenues are generated primarily from product sales and services in our core Fuel Cell Products and supporting Contract Automotive and Material Products segments. We have also historically earned revenues by providing engineering development services in our core Fuel Cell Products and supporting Contract Automotive segments. Product revenues are derived primarily from standard equipment and material sales contracts and from long-term fixed price contracts. Service revenues are derived primarily from cost-plus reimbursable contracts. Engineering development revenues are derived primarily from long-term fixed price contracts.

On standard equipment and material sales contracts, revenues are recorded when the product is shipped to the customer, the risks of ownership are transferred to the customer, the price is fixed and determinable, and collection is reasonably assured. Provisions are made at the time of sale for warranties. Revenue recognition for standard equipment and material sales contracts does not usually involve significant estimates.

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided. Revenue recognition for cost-plus reimbursable contracts does not usually involve significant estimates.

On long-term fixed price contracts, revenues are recorded on the percentage-of-completion basis over the duration of the contract, which consists of recognizing revenue on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract.

  The determination of anticipated costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.

  The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of our attainment on achieving certain defined contractual milestones. Management’s judgment is required in determining the probability that the revenue will be received and in determining the measurement of that amount.
Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones or that our estimates of the work required to complete a contract may change. The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified. In the event that the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

During the three and nine months ended September 30, 2011 and 2010, there were no material adjustments to revenues relating to revenue recognized in a prior period.

ASSET IMPAIRMENT

The carrying amounts of our non-financial assets other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. Cash-generating units to which goodwill has been allocated reflects the lowest level at which goodwill is monitored for internal reporting purposes.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net loss. Impairment losses recognized in respect of the cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

We perform the annual review of goodwill as at December 31 of each year, more often if events or changes in circumstances indicate that it might be impaired. Based on the impairment test performed as at December 31, 2010 and our assessment of current events and circumstances, we have concluded that no goodwill impairment test was required for the three and nine months ended September 30, 2011.

WARRANTY PROVISION

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liabilities, we estimate the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions. During the three and nine months ended September 30, 2011, we recorded provisions to accrued warranty liabilities of $0.7 million and $0.9 million, respectively, for new product sales, compared to $0.6 million and $1.6 million, respectively, for the three and nine months ended September 30, 2010.

We review our warranty assumptions and make adjustments to accrued warranty liabilities quarterly based on the latest information available and to reflect the expiry of contractual obligations. Adjustments to accrued warranty liabilities are recorded in cost of product and service revenues. As a result of these reviews and the resulting adjustments, our warranty provision and cost of revenues for the three and nine months ended September 30, 2011 were adjusted downwards by a net amount of $0.4 million and $1.2 million, respectively, compared to a net adjustment downwards of $0.4 million and $0.1 million, respectively for the three and nine months ended September 30, 2010. The adjustments to reduce accrued warranty liabilities were primarily due to contractual expirations and improved lifetimes and reliability of our fuel cell products.

INVENTORY PROVISION

In determining the lower of cost and net realizable value of our inventory and establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market pricing or demand for our products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than cost. We perform regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required. During the three and nine months ended September 30, 2011, inventory provisions of $0.1 million and $0.3 million, respectively, were recorded as a charge to cost of product and service revenues, compared to $0.4 million and $0.8 million, respectively, for the three and nine months ended September 30, 2010.

INCOME TAXES

We use the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities arise from temporary differences between the tax bases of assets and liabilities and their carrying amounts reported in the financial statements. Future income tax assets also reflect the benefit of unutilized tax losses than can be carried forward to reduce income taxes in future years. Such method requires the exercise of significant judgment in determining whether or not our future tax assets are “more likely than not” to be recovered from future taxable income and therefore, can be recognized in the consolidated financial statements. Also estimates are required to determine the expected timing upon which tax assets will be realized and upon which tax liabilities will be settled, and the enacted or substantially enacted tax rates that will apply at such time.

SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with GAAP, we present certain supplemental non-GAAP measures. These measures are Cash Operating Costs, EBITDA and Adjusted EBITDA, and Normalized Net Loss. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP.

Cash Operating Costs

This supplemental non-GAAP measure is provided to assist readers in determining our operating costs on a cash basis. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe Cash Operating Costs is frequently used by securities analysts and investors when comparing our results with those of other companies. Cash Operating Costs differs from the most comparable GAAP measure, operating expenses, primarily because it does not include stock-based compensation expense, depreciation and amortization, restructuring charges and acquisition costs.

The following table shows a reconciliation of operating expenses to Cash Operating Costs for the three and nine months ended September 30, 2011 and 2010:

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
Cash Operating Costs	2011	2010	$ Change
Operating Expense	$11,645	$12,135	$(490)
Stock-based compensation	(882)	(1,120)	238
Acquisition costs	-	(4)	4
Restructuring charges	(425)	(285)	(140)
Depreciation and amortization	(1,067)	(934)	(133)
Cash Operating Costs	$9,271	$9,792	$(521)

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
Cash Operating Costs	2011	2010	$ Change
Operating Expense	$37,987	$37,992	$(5)
Stock-based compensation	(2,903)	(2,465)	(438)
Acquisition costs	-	(68)	68
Restructuring charges	(1,277)	(285)	(992)
Depreciation and amortization	(3,131)	(2,751)	(380)
Cash Operating Costs	$30,676	$32,423	$(1,747)

Adjusted EBITDA

These supplemental non-GAAP measures are provided to assist readers in determining our operating performance and ability to generate operating cash flow. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe EBITDA and Adjusted EBITDA are frequently used by securities analysts and investors when comparing our results with those of other companies. EBITDA differs from the most comparable GAAP measure, net income attributable to Ballard, primarily because it does not include finance (or interest) expense, income tax expense or recovery, depreciation of property, plant and equipment, amortization of intangible assets, and goodwill impairment charges. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, finance and other income, and acquisition costs.

The following table shows a reconciliation of net income attributable to Ballard to EBITDA and Adjusted EBITDA for the three and nine months ended September 30, 2011 and 2010:

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
EBITDA and Adjusted EBITDA	2011	2010	$ Change
Net loss attributable to Ballard	$(7,816)	$(5,684)	$(2,132)
Depreciation and amortization	1,298	1,450	(152)
Finance expense	345	260	85
Income taxes	64	-	64
EBITDA attributable to Ballard	$(6,109)	$(3,974)	$(2,135)
Stock-based compensation	882	1,120	(238)
Acquisition costs	-	4	(4)
Investment and other (income) loss	568	982	(414)
Gain on sale of assets	(333)	(4,757)	4,424
Adjusted EBITDA	$(4,992)	$(6,625)	$1,633

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
EBITDA and Adjusted EBITDA	2011	2010	$ Change
Net loss attributable to Ballard	$(26,706)	$(22,909)	$(3,797)
Depreciation and amortization	4,416	4,292	124
Finance expense	937	552	385
Income taxes	219	3	216
EBITDA attributable to Ballard	$(21,134)	$(18,062)	$(3,072)
Stock-based compensation	2,903	2,465	438
Acquisition costs	-	68	(68)
Investment and other (income) loss	458	1,040	(582)
Gain on sale of assets	(757)	(8,086)	7,329
Adjusted EBITDA	$(18,530)	$(22,575)	$4,045

Normalized Net Loss

This supplemental non-GAAP measure is provided to assist readers in determining our financial performance. We believe this measure is useful in assessing our actual performance by adjusting our actual results for one-time transactional gains and losses. Normalized Net Loss differs from the most comparable GAAP measure, net income (loss) attributable to Ballard, primarily because it does not include gains and losses on sale of assets.

The following table shows a reconciliation of net income (loss) attributable to Ballard to Normalized Net Loss for the three and nine months ended September 30, 2011 and 2010.

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
Normalized Net Loss	2011	2010	$ Change
Net loss attributable to Ballard	$(7,816)	$(5,684)	$(2,132)
Gain on sale of assets	-	(4,767)	4,767
Normalized Net Loss	$(7,816)	$(10,451)	$2,635
Normalized Net Loss per share	$(0.09)	$(0.12)	$0.03

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
Normalized Net Loss	2011	2010	$ Change
Net loss attributable to Ballard	$(26,706)	$(22,909)	$(3,797)
Gain on sale of assets	-	(8,066)	8,066
Normalized Net Loss	$(26,706)	$(30,975)	$4,269
Normalized Net Loss per share	$(0.32)	$(0.37)	$0.05

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosures. We have also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. During the three and nine months ended September 30, 2011, there were no material changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Our design of disclosure controls and procedures and internal controls over financial reporting includes controls, policies and procedures covering Dantherm Power.

RISKS & UNCERTAINTIES

An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described in our Annual Information Form which remain substantively unchanged. The risks and uncertainties described in our Annual Information Form are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of the risks and uncertainties which apply to our business and our operating results, please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov).

FORWARD-LOOKING STATEMENTS DISCLAIMER

This document contains forward-looking statements that are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Exchange Act of 1934, as amended. Such statements include, but are not limited to, statements with respect to our objectives, goals and outlook including our estimated revenue and gross margins, cash flow from operations, Cash Operating Costs, EBITDA and Adjusted EBITDA (see Non-GAAP Measures) contained in our “Outlook”, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. Words such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict.

In particular, these forward-looking statements are based on certain factors and assumptions disclosed in our “Outlook” as well as specific assumptions relating to our expectations with respect to the generation of new sales, producing, delivering and selling the expected product volumes at the expected prices, and controlling our costs. They are also based on a variety of general factors and assumptions including, but not limited to, our expectations regarding product development efforts, manufacturing capacity, product pricing, market demand, and the availability and prices of raw materials, labour and supplies. These assumptions have been derived from information available to the Company including information obtained by the Company from third parties. These assumptions may prove to be incorrect in whole or in part. In addition, actual results may differ materially from those expressed, implied, or forecasted in such forward-looking statements. Factors that could cause our actual results or outcomes to differ materially from the results expressed, implied or forecasted in such forward-looking statements include, but are not limited to: the condition of the global economy; the rate of mass adoption of our products; changes in product pricing; changes in our customers' requirements, the competitive environment and related market conditions; product development delays; changes in the availability or price of raw materials, labour and supplies; our ability to attract and retain business partners, suppliers, employees and customers; changing environmental regulations; our access to funding and our ability to provide the capital required for product development, operations and marketing efforts; our ability to protect our intellectual property; the magnitude of the rate of change of the Canadian dollar versus the U.S. dollar; and the general assumption that none of the risks identified in the Risks and Uncertainties section of this report or in our most recent Annual Information Form will materialize. Readers should not place undue reliance on Ballard's forward-looking statements.

The forward-looking statements contained in this document speak only as of the date of this Management Discussion and Analysis. Except as required by applicable legislation, Ballard does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Management Discussion and Analysis, including the occurrence of unanticipated events.